8911 Capital of Texas Hwy. North
Westech 360, Suite 3350
Austin, TX 78759-8497

PHONE 512.338.5400
FAX 512.338.5499

www.wsgr.com

December 27, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Kathleen Collins
Kari Jin

	Re:	NEON Systems, Inc.
Form 10-K for Fiscal Year Ended March 31, 2005
Filed June 29, 2005
File No. 0-25457

Dear Ms. Collins and Ms. Jin:

On behalf of NEON Systems, Inc. (the “Company” or “NEON”), we submit this letter in response to the comment letter dated December 16, 2005 (the “Staff Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”).

In this letter, we have reproduced the comments from the Staff in italicized, bold type and have followed the comment with the Company’s response.  The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter.    References in this letter to “we,” “our” or “us” means NEON Systems, Inc. All information included in this letter related to the activities and stock ownership of NEON Enterprise Software, Inc. (“NESI”), Scalable Software, Inc. (“Scalable”) and Mr. John J. Moores was provided to NEON by such persons, including through questionnaires completed by Mr. Moores. Information related to the beneficial ownership of Mr. Moores and his affiliated entities is based on public filings and/or non-confidential information available to the Company. NEON is relying on the truth and accuracy of all such information and all information provided by all third parties referred to herein.

PALO ALTO    AUSTIN    NEW YORK    RESTON    SALT LAKE CITY    SAN DIEGO    SAN FRANCISCO    SEATTLE

Form 10-K for the Fiscal Year Ended March 31, 2005

Note 4 – Related Party Transactions, page 41

Neon Enterprise Software, Inc. (NESI)

1.              With regards to your response to our previous comment no. 2.b, please provide the following:

•                  You indicate that the Company concluded that the NEON and NESI did not meet the definition of the companies under common control pursuant to EITF 02-5. We note that Mr. Moore (individually) does not hold more than 50% of NEON’s outstanding common stock and therefore common control does not exist pursuant to paragraph 3.a. of EITF 02-5. Tell us how you applied the guidance in paragraphs 3.b and 3.c in determining that these were not entities under common control.

Response:

The Company considered all aspects of Emerging Issues Task Force (“EITF”) Issue No. 02-5 in determining whether NESI and the Company were under the common control of Mr. Moores.

Paragraph 3 of EITF Issue No. 02-5 states that “common control” of separate entities exists only in the following situations:

a.               An individual holds more than 50 percent of the voting ownership interests of each entity.

b.              Immediate family members hold more than 50 percent of the voting ownership interests of each entity (with no evidence that those family members will vote their shares other than in concert).

1)              Immediate family members include a married couple and their children, but not the married couple’s grandchildren.

2)              Entities might be owned in varying combinations among living siblings and their children. Those situations would require careful consideration regarding the substance of the ownership and voting relationships.

c.               A group of shareholders holds more than 50 percent of the voting ownership of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

In determining Mr. Moores’ ownership of the Company, we considered the ownership of Mr. Moores’ immediate family members, including ownership of immediate family members through family trusts, in addition to the voting common stock that Mr. Moores owned directly. The Company also considered whether Mr. Moores was a member of a group of shareholders that collectively held more than 50% of the voting ownership and that had contemporaneously entered into a written agreement with respect to the voting and control of such shares.

Based on the information included in Mr. Moores’ Form 5 filed on April 11, 2005, as of March 31, 2005, the John J. Moores and Rebecca Baas Moores Family Trust owned 3,458,303 shares, or 36%, of the Company’s common stock directly and Mr. Moores controlled an additional 744,265 shares, or 8%, indirectly through family trusts. The Company reviewed its March 31, 2005 stock register and contacted agents of Mr. Moores to determine if any immediate family members directly held stock in the Company or had an ownership interest in an entity that held the Company’s voting stock. Based on our inquiry and review, the Company determined that Mr. Moores’ immediate family members held no additional shares of the Company’s voting common stock. Siblings of Mr. Moores and their children held less than 1% of outstanding voting shares of the Company.

In addition, Mr. Moores has not declared in his filings with the Commission or to the Company that he has control over any shares of the Company voting stock other than the common stock he directly owns and the shares held by the family trusts for which he is a trustee.   No group of shareholders has provided to the Company evidence of any existing or effective agreement to vote more than 50% equity interest in concert. During the time that Mr. Moores served on the Board of Directors of the Company (from 1993 to 2003), Mr. Moores stated in his director questionnaires that he was not party to any such voting or other control agreements.  Upon our direct inquiry, Mr. Moores’ representatives confirmed that no such agreements existed as of the transaction date.

Based on our analysis, under the guidance set forth in EITF 02-5, the Company determined that Mr. Moores owned and controlled approximately 44% of the Company’s voting common stock on March 31, 2005, and did not have common control of the Company and NESI.

•                  Tell us if Mr. Moores has any other arrangements with any of the parties involved that provided him with effective control

Response:

The Company inquired with representatives of Mr. Moores and received confirmation that there were no arrangements between Mr. Moores and any other parties that would provide for the effective control of the Company. Mr. Moores has not declared in his filings with the Commission nor to the Company that he has control over any shares of the Company’s voting stock other than the common stock he directly owns and the shares held by the family trusts for which he is a trustee.

•                  We note your statement that the Company believed the consideration received from Mr. Moores was not in excess of the fair value of the underlying collateral of the NESI notes. Provide a summary of the analysis used determine the fair value of the collateral. Include the significant assumptions and method used in your valuation. We note the valuation used was performed on March 31, 2004 yet the sale of the Notes took place in April 2005.

Response:

In order to determine the fair value of the NESI Notes on April 15, 2005, the date of the note sale, the Company utilized the valuation model and assumptions provided in NESI’s external valuation report performed on March 31, 2004.  The Company reviewed changes to any of the significant assumptions utilized in this valuation for the intervening period between the valuation date of March 31, 2004 and the notes sale date of April 15, 2005. As part of our analyses, the Company obtained NESI’s interim financial statements for the period from April 1, 2004 through March 31, 2005 and compared their performance to prior periods. The Company also regularly inquired with NESI’s management as to the business prospects and outlook for the business. Such results were then compared to the assumptions utilized in the March 31, 2004 valuation report.

The March 31, 2004 independent valuation estimated NESI’s fair value at $10.1 million. The valuation considered three generally accepted valuation methods:  the cost approach, the market approach and the income approach.  The Company, in conjunction with its valuation consultants, determined the income approach was the most appropriate method. The calculation of NESI’s fair value was based on the probability-weighted average of multiple discounted future cash flow scenarios. The valuation model utilized the following data and assumptions:

Critical Data Used:

•                  Ten year projections of future revenues and operating expenses as provided by NESI management

•                  Federal tax depreciation calculation methods

•                  Current state and federal income tax rates

Critical Assumptions Used:

•                  Revenue growth rate

•                  EBITDA margins (multiple scenarios)

•                  EBITDA multiple to calculate the residual value of the cash flows after year 10

•                  Risk adjusted discount rate

•                  Working capital rate (cost of capital)

•                  Future capital expenditures and inflation rates

•                  Future income taxes

In April 2005, the date of the notes sale, the Company performed an analysis of the changes in NESI’s operations since March 2004, the date of the last valuation, in order to evaluate the impact of such changes on NESI’s current fair value.  The Company reviewed NESI’s results of operations for the period from April 2004 through March 2005 and noted that their operating results remained relatively consistent with prior periods. The Company discussed NESI’s business outlook with NESI’s management, who noted that NESI’s sales prospects and business outlook had improved since March 2004. Based on this analysis, the Company believed that the fair value of NESI at April 15, 2005 was not materially different than the fair value at March 31, 2004, and that the consideration received from Mr. Moores was not in excess of the fair value of the collateral on the date of the notes sale..

Scalable Software, Inc.

2.              We note that the Company accounted for its investment in Scalable under the modified equity method through January 2003. It appears that subsequent to such date, you discontinued applying the modified equity method and accordingly stopped recognizing additional equity losses against the carrying value of the notes. Tell us how you considered EITF D-68 in your accounting for this investment subsequent to January 2003 or tell us the specific accounting guidance you applied to this investment at such time. Please explain what impact the termination of the distribution agreement had on your analysis.

Response:

The Company considered the requirements of EITF Topic D-68 in accounting for its investment in Scalable prior to and subsequent to January 2003.  Prior to January 2003, the Company accounted for its investment in Scalable, which consisted solely of the Scalable Notes, under the modified equity method. Subsequent to the execution of the Option Agreement and upon providing additional non-guaranteed bridge financing to Scalable, the Company recorded losses in Scalable up to the amount of the non-guaranteed note receivable. Scalable’s losses in excess of the Company’s non-guaranteed note receivable were not recorded by the Company, as the Company determined that the note guarantors were sufficiently able to fulfill their obligations of the guarantee with respect to the $3.5 million guaranteed note receivable.

In January 2003, Scalable exhausted the available funds under the Company’s bridge financing arrangement and the Company ceased providing any additional funding to Scalable. As a result, the Company had no further obligations or commitments to provide future funding to Scalable. Additionally, the Company’s special committee to the Board of Directors decided that it did not want to pursue the acquisition of Scalable under the terms of the Option Agreement. Scalable’s Board of Directors notified the Company that they did not wish to amend the terms of the Option Agreement, thus the Company decided not to exercise its right to acquire Scalable under the Option Agreement. As a result, the Company no longer chose to exercise its influence over Scalable.

As of January 31, 2003, the Company’s guaranteed note receivable from Scalable was recorded at the guaranteed amount of $3.5 million, and the Company’s non-guaranteed note receivable was recorded at $0.

Based on the termination of Company’s bridge financing obligation and its reduction in influence over Scalable in January 2003, and the fact that the non-guaranteed note receivable had a book value of $0, the Company determined that it was no longer appropriate to account for its investment in Scalable, which in January 2003 only consisted of the $3.5 million guaranteed note, under the modified equity method of accounting subsequent to January 2003.

3.              With regards to your response to our previous comment no. 3, please provide the following:

•                  You indicate that the Company concluded that the NEON and Scalable did not meet the definition of companies under common control pursuant to EITF 02-5. We note that Mr. Moores (individually) does not hold more than 50% of NEON’s outstanding common stock and therefore common control does not exist pursuant to paragraph 3.a. of EITF 02-5. Tell us how you applied the guidance in paragraphs 3.b and 3.c in determining that these were not entities under common control.

Response:

In determining Mr. Moores’ ownership of the Company, we considered the ownership of Mr. Moores’ immediate family members, including ownership of immediate family members through family trusts, in addition to the voting common stock that Mr. Moores owned directly. The Company also considered whether Mr. Moores was a member of a group of shareholders that collectively held more than 50% of the voting ownership that had contemporaneously entered into a written agreement with respect to the voting and control of such shares.

Based on the information included in Mr. Moores’ Form 5 filed on April 14, 2004 and subsequent filings with the Commission, as of June 17, 2004, the John J. Moores and Rebecca Baas Moores Family Trust owned 2,905,702 shares, or 33%, of the Company’s common stock directly and Mr. Moores controlled an additional 744,265 shares, or 8%, indirectly through family trusts. The Company also reviewed its May 31, 2004 stock register and contacted agents of Mr. Moores to determine if any immediate family members directly held stock in the Company or had an ownership interest in an entity that held the Company’s voting stock. Based on our inquiry and review, the Company determined that Mr. Moores’ immediate family members held no additional shares of the Company voting common stock. Siblings of Mr. Moores and their children held less than 1% of outstanding voting shares of the Company.

In addition, Mr. Moores has not declared in his filings with the Commission or to the Company that he has control over any shares of the Company’s voting stock other than the common stock he directly owns and the shares held by the family trusts for which he is a trustee.   No group of shareholders has provided to the Company evidence of any existing and effective agreement to vote more than 50% equity interest in concert.  During the time that Mr. Moores served on the Board of Directors of the Company (from 1993 to 2003), Mr. Moores stated in his annual director questionnaires that he was not a party to any such voting or other control agreements.  Upon our direct inquiry, Mr. Moores’ representatives confirmed that no such agreements existed as of the transaction date.

Based on our analysis, under the guidance set forth EITF Issue No. 02-5, the Company determined that Mr. Moores owned and controlled approximately 41% of the Company’s voting common stock on March 31, 2004 and did not have common control of the Company and Scalable.

•                  Tell us if Mr. Moore has any other arrangements with any of the parties involved that provided him with effective control.

Response:

The Company inquired of Mr. Moores’ representatives and received confirmation that there were no arrangements between Mr. Moores and any other parties that would provide for effective control of the Company. Mr. Moores has not declared in his filings with the Commission nor to the Company that he has control over any shares of the Company’s voting stock other than the common stock the John J. Moores and Rebecca Baas Moores Family Trust directly owns and the shares held by the family trusts for which he is a trustee.

•                  Tell us how you considered the fact that Mr. Moores is a 100% owner in JMI, he has an obligation as guarantor on the notes and ultimately JMI purchased these notes from the Company. It would appear that Mr. Moores effectively controlled this transaction and therefore, will still do not understand how the Company concluded this transaction was note, in effect, a capital contribution to the Company by Mr. Moores.

Response:

The Company noted that Mr. Moores owns 100% of JMI. The Company does not believe the fact that JMI purchased the Scalable Notes rather than Mr. Moores, the guarantor, suggests that the transaction was capital in nature. The Company concurs that Mr. Moores controls JMI and that he could have acquired the notes directly from the Company or through one of his controlled entities in order to fulfill his obligation as guarantor. However, based on our consideration of EITF 02-5 and the response below, we do not believe that Mr. Moores controlled the Company’s actions in this transaction.

As noted in part 1 of question 3, the Company determined that in accordance with EITF No. 02-5, Mr. Moores did not have common control of Scalable and the Company on the date of the notes sale.

In addition to evaluating common control, the Company also examined the substantive nature of the transaction. Mr. Moores purchased the $3.5 million guaranteed note, which he had personally guaranteed, and the $6.0 million note, which was secured in the intellectual property of Scalable. The Company believes that Mr. Moores’ purchase of the guaranteed note for the aggregate principal amount, for which Mr. Moores guaranteed payment to the Company, represented the fulfillment of Mr. Moores’ guarantee.  The Company believed that fulfillment of Mr. Moores guarantee did not constitute a capital transaction.

Mr. Moores also purchased the $6.0 million note for $1.25 million, which was not guaranteed, but rather secured in the intellectual property of Scalable. The purchase price of the secured note was a negotiated price between the Company’s independent Board of Directors and JMI. Counsel from both parties was involved and the negotiation was conducted in a manner similar to any negotiation with a non-related third party. Additionally, the Company received advice from an external valuation firm concerning the fair value and marketability of the note, the enterprise value of Scalable, the expense, time, and potential deterioration of value attributable to a foreclosure on the intellectual property securing the note in the event Scalable defaulted on such note at maturity.

The Company also reviewed the business substance of this transaction. Accordingly, based on Scalable’s negative net worth, the Company believed that it would have had to foreclose on Scalable’s intellectual property in order to obtain any value for its note. Mr. Moores continued to provide capital to Scalable from January 2003 through June 2004, the date of the note sale.  Thus, the Company believed that Mr. Moores wanted Scalable to continue operating as a business. As such, the Company believes Mr. Moores needed to settle Scalable’s obligation to the Company in order to relieve Scalable’s intellectual property from the encumbrance of the Company’s security interest. Based upon the above situation, the Company entered into a substantive negotiation with JMI to purchase the Scalable Notes, as discussed above.

The Company believes that JMI and Mr. Moores exercised independent and prudent business judgment in protecting their investment in Scalable. JMI received as consideration for payment of the note, the removal of the Company’s secured interest on the intellectual property assets of Scalable. Additionally, the Company had no indication from Mr. Moores that this transaction was capital in nature.

For these reasons, in addition to the explanation set forth in our October 7, 2005 response to the Commission’s comment letter dated September 19, 2005, the Company concluded that the sale of the Scalable Notes between the Company and JMI was not a capital transaction.

Other Matters

Please direct your questions or comments to me at (512) 338-5400.  In addition, we would request that you provide a copy of any future correspondence regarding this matter to my attention at fax number (512) 338-5499.  Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Paul Tobias

cc:	Mark Cresswell, President and Chief Executive Officer, NEON Systems, Inc.
Brian D. Helman, Chief Financial Officer, NEON Systems, Inc.
Shelby R. Fike, Senior Vice President and General Counsel, NEON Systems, Inc.
Grant Switzer, KPMG LLP